UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                        (Amendment No. 1)*

                                  ACCEL International Corporation
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                                         (Name of Issuer)

                              Common Stock, par value $0.10 per share
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                                  (Title of Class of Securities)

                                            004299 10 3
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                                          (CUSIP Number)

                                      William H. Cuddy, Esq.
                                        Day, Berry & Howard
                           CityPlace I, Hartford, Connecticut 06103-3499
                                           (860) 275-0100
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                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                         December 11, 1996
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                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

Continued on the following pages.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rothschild Trust Cayman Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)/    /
                                                            (b)/ x /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        00


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)/    /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

              7       SOLE VOTING POWER
                      1,167,824 shares
 NUMBER OF
  SHARES      8       SHARED VOTING POWER
BENEFICIALLY           -0- shares
 OWNED BY
   EACH       9       SOLE DISPOSITIVE POWER
 REPORTING            1,167,824 shares
  PERSON
   WITH       10      SHARED DISPOSITIVE POWER
                      -0- shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,167,824 shares as trustee of The Darland Trust

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         /   /
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.6%

14      TYPE OF REPORTING PERSON*
        CO

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D


        Rothschild Trust Cayman Limited (the "reporting person"), as trustee for The Darland Trust (the "Trust"), hereby amends in part its Statement on
Schedule 13D dated September 20, 1996 (the "Schedule 13D") with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL
International Corporation ("ACCEL").   This amendment amends only those
portions of the information previously reported that have changed since the prior filing.

Item 2. Identity and Background.

        The reporting person serves as trustee to the Trust of which Cheryl Chase and her children are beneficiaries.

Item 3. Source and Amount of Funds or Other Consideration.

        On December 11, 1996, the reporting person purchased, on behalf of the Trust, 159,419 shares of Common Stock from American Ranger Inc. ("ARI") in a private sale at a price of $2.875 per share, thereby paying an aggregate price of $458,329.63. Such funds had been obtained from the reserves of the Trust.

Item 4. Purpose of Transaction.

        The reporting person is holding the 1,167,824 shares of Common Stock it owns of record for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for the reporting person's shares of Common Stock, general economic conditions and other future developments, the reporting person may decide to sell or seek the sale of all or part of the reporting person's present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

Item 5. Interest in Securities of the Issuer.

        (a) As of the date hereof, the reporting person acting on behalf of the Trust owns of record and beneficially 1,167,824 shares of Common Stock, or 13.6% of the 8,603,742 shares of Common Stock outstanding as of September 30, 1996.

        (b) The reporting person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 1,167,824 shares of Common Stock held in trust by it for the Trust.

        (c) Besides the transaction described in Item 3 herein, no transactions have occurred during the past sixty days involving the reporting person or the executive officers, directors or controlling persons of the reporting person.

                                             SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 1997

                                   Rothschild Trust Cayman Limited, Trustee



                                   By:     /s/ D. N. Allison
                                   Name: D. N. Allison
                                   Title: Director